Exhibit 99.1

405 S 8th Street #201, Boise, ID 83702

NEWS RELEASE

July 1, 2021

U.S. Forest Service Advances Perpetua Resources’ Proposed Action, Eliminating Alternatives, with Schedule Update for Targeted NEPA Completion

BOISE, ID – Perpetua Resources Corp. (Nasdaq: PPTA / TSX: PPTA) (Perpetua Resources) today announced that the United States Forest Service (USFS) is advancing Perpetua Resources’ modified proposed action in the National Environmental Policy Act (NEPA) process and updated the permitting schedule for the Stibnite Gold Project (the Project).

The Project is designed to use responsible mining to develop a world-class gold mine, restore an abandoned mine site, provide the United States with the only domestic source of the critical mineral antimony and contribute to the economic success of Idaho. Perpetua Resources’ modified proposed action was submitted to USFS in December 2020 as the “Modified Plan of Restoration and Operations 2” (ModPRO2) and represents refinements to Alternative 2 of the August 2020 Draft Environmental Impact Statement (DEIS). The refined plan incorporates stakeholder feedback on the DEIS and is designed to reduce the project footprint and improve environmental outcomes. Modifications include the elimination of waste rock storage areas, overall reductions in mined material, additional pit backfilling and restoration, and improvements to water quality and water temperature. The USFS’s decision advances Perpetua Resources’ improved and preferred Project design in the NEPA process and sets the Project on a clear path to a final permitting decision.

Importantly, the USFS will focus on Perpetua Resources’ ModPRO2 and the two identified access routes for the remainder of the NEPA process, eliminating DEIS Alternatives 1 and 3 from further consideration. In order to ensure a full analysis of the refined Project, the USFS plans to issue a targeted Supplemental Draft Environmental Impact Statement (SDEIS) and provide the public and cooperating agencies the opportunity to review and comment on the additional analysis.

“We are pleased the USFS is advancing our proposed action forward and establishing a well-defined path towards a Record of Decision,” said Laurel Sayer, President & CEO of Perpetua Resources. “These actions expressly integrate public input and additional analysis in the process, reduce the Project’s environmental effects, and enhance our restoration and community objectives.”

Perpetua Resources is confident that the additional analysis in the SDEIS will demonstrate the advantages of ModPRO2 and looks forward to continued engagement with the USFS and all relevant stakeholders as the NEPA process is finalized. The Project schedule update includes that the SDEIS will be released in Q1 2022, a Final Environmental Impact Statement (FEIS) and draft Record of Decision will be published in Q4 2022, and a final Record of Decision will be issued in the first half of 2023.

The NEPA process is intended to ensure that federal agencies are informed of a proposed action’s potential environmental impacts before making final decisions regarding the action. The rigorous scientific analysis during the preparation of the DEIS and the comments from the public and cooperating agencies provided during the extended 75-day public comment period brought forward concepts that could improve the environmental outcomes of the Project. Perpetua Resources listened to this feedback, evaluated the feasibility and potential benefits of these concepts, and submitted modifications of the proposed plan (Alternative 2 in the DEIS) to the USFS. The proposed improvements, which reduce the Project footprint and are predicted to improve water quality conditions at the site during and after Project operations, have been incorporated in Perpetua Resources’ 2020 Feasibility Study. These refinements will now be analyzed further in the SDEIS.

 Responsible Mining. Critical Resources. Environmental Restoration.

“It was important to Perpetua Resources that we listen and act upon feedback provided by community members, tribes, environmental groups and cooperating agencies,” said Sayer. “Incorporating their ideas and additional refinements into the proposed action results in a better Project, is the most efficient way to bring the Project to life longer-term and is the right thing to do for all stakeholders.”

Growing bipartisan support for and the White House’s recent recognition of the importance of responsible domestic production of critical minerals to our national and economic security and green energy transition, signals renewed optimism for projects like the Stibnite Gold Project. The Perpetua Resources team remains committed to advancing the Stibnite Gold Project as efficiently as possible, so its full benefits can be achieved for all stakeholders.

More details about proposed Project refinements can be found here.

For further information about Perpetua Resources Corp., please contact:

Jessica Largent

Vice President Investor Relations and Finance

jessica.largent@perpetuacorp.us

Info@perpetuacorp.us

Mckinsey Lyon

Vice President External Affairs

media@perpetua.us

Website: www.perpetuaresources.com

About Perpetua Resources and the Stibnite Gold Project

Perpetua Resources Corp., through its wholly owned subsidiaries, is focused on the exploration, site restoration and redevelopment of gold-antimony-silver deposits in the Stibnite-Yellow Pine district of central Idaho that are encompassed by the Stibnite Gold Project. The Project is one of the highest-grade, open pit gold deposits in the United States and is designed to apply a modern, responsible mining approach to restore an abandoned mine site and produce both gold and the only mined source of antimony in the United States. Antimony is a federally designated critical mineral for its use in the national defense, aerospace and technology sectors. In addition to the company’s commitments to transparency, accountability, environmental stewardship, safety and community engagement, Perpetua Resources adopted formal ESG commitments which can be found here.

 Responsible Mining. Critical Resources. Environmental Restoration.

Forward-Looking Information

Statements contained in this news release that are not historical facts are "forward-looking information" or "forward-looking statements" (collectively, "Forward-Looking Information") within the meaning of applicable Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-Looking Information includes, but is not limited to, disclosure regarding possible events, next steps and courses of action including actions to be taken by the USFS, the State of Idaho and other government agencies and regulatory bodies; plans with respect to the issuance of an SDEIS; the consideration of difference access routes; the anticipated timing for release of the SDEIS, FEIS, draft ROD and final ROD; predictions regarding improvements to water quality at the site and reduction of the Project footprint and the anticipated benefits and other effects thereof. In certain cases, Forward-Looking Information can be identified by the use of words and phrases or variations of such words and phrases or statements such as "anticipates", "complete", “expected” "ensure", and "potential", in relation to certain actions, events or results "could", "may", "will", "would", be achieved. In preparing the Forward-Looking Information in this news release, Perpetua Resources has applied several material assumptions, including, but not limited to, assumptions that the current objectives concerning the Stibnite Gold Project can be achieved and that its other corporate activities will proceed as expected; that general business and economic conditions will not change in a materially adverse manner; that the review process under the NEPA (including any joint review process involving the USFS, the State of Idaho and other agencies and regulatory bodies) as well as the public review process and SDEIS will proceed in a timely manner and as expected; and that all requisite information will be available in a timely manner. Forward-Looking Information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Perpetua Resources to be materially different from any future results, performance or achievements expressed or implied by the Forward-Looking Information. Forward-Looking Information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Perpetua Resources to be materially different from any future results, performance or achievements expressed or implied by the Forward-Looking Information. Such risks and other factors include, among others, changes in laws and regulations and changes in the application of standards pursuant to existing laws and regulations which may result in unforeseen results in the permitting process; uncertainty surrounding input to be received; risks related to dependence on key personnel; risks related to unforeseen delays in the review process including availability of personnel from the USFS, State of Idaho and other stated, federal and local agencies and regulatory bodies (including, but not limited to, future US government shutdowns); risks related to opposition to the Project; risks related to the outcome of litigation and potential for delay of the Project, as well as those factors discussed in Perpetua Resources' public disclosure record. Although Perpetua Resources has attempted to identify important factors that could affect Perpetua Resources and may cause actual actions, events or results to differ materially from those described in Forward-Looking Information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that Forward-Looking Information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on Forward-Looking Information. Except as required by law, Perpetua Resources does not assume any obligation to release publicly any revisions to Forward-Looking Information contained in this news release to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

 Responsible Mining. Critical Resources. Environmental Restoration.

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